

Ron Harris · 3rd
President, Arolucha Inc
Brentwood, Tennessee, United States · Contact info
129 connections

Arolucha, Inc
Rollins College

Experience

President
Arolucha, Inc
May 2019 – Present · 2 yrs 8 mos

Vice President Of Business Development
Outsider
Apr 2021 – Present · 9 mos

Education

Rollins College
Bachelor's degree, Business Administration and Management, General
1979 – 1984
Activities and Societies: Basketball